The9 Limited

Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong, Shanghai 201203

People’s Republic of China

June 14, 2016

VIA EDGAR

Katherine Wray, Attorney-Advisor

Jeff Kauten, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited

Registration Statement on Form F-3 (File No. 333-210692)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, The9 Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9 A.M., Eastern Standard Time on June 16, 2016, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

The9 Limited

By:	/s/ George Lai
Name:	George Lai
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]